Exhibit 99.1

Date: April 13, 2020	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: MOGO INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Extraordinary Meeting
Record Date for Notice of Meeting :	April 13, 2020
Record Date for Voting (if applicable) :	April 13, 2020
Beneficial Ownership Determination Date :	April 13, 2020
Meeting Date :	May 22, 2020
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
10% CON SEC DEB DUE MAY 31/20	60800CAA7	CA60800CAA77

Sincerely,

Computershare
Agent for MOGO INC.